ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

2004 JUN -1 P 3:2

OFFICE OF INTERNATIONAL CORPORATE FINANCE

May 28, 2004

04035081

SUPPL

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

PROCESSED
JUL 01 2004
THOMSON FINANCIAL

TED BRINDAL
Company Secretary

7/1

Lodgement with Australian Stock Exchange:
28 May 2004 – (Notice of General Meeting & Explanatory Memorandum & Proxy Form)

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116

FIRST AUSTRALIAN RESOURCES LIMITED

ACN 009 117 293

NOTICE OF GENERAL MEETING

and

EXPLANATORY MEMORANDUM

and

PROXY FORM

Date of Meeting:	Wednesday 30 June 2004
Time of Meeting:	10.30am
Place of Meeting:	First Australian Resources Limited Level 1, 87 Colin Street West Perth, Western Australia

This Notice of General Meeting and Explanatory Memorandum should be read in their entirety. If members are in doubt as to how they should vote, they should seek advice from their accountant, solicitor or other professional adviser prior to voting.

FIRST AUSTRALIAN RESOURCES LIMITED

ACN 009 117 293

EXPLANATORY MEMORANDUM

1. INTRODUCTION

The purpose of the Explanatory memorandum is to provide shareholders with an explanation of and information in relation to the proposed resolutions to be put to the meeting. The explanation and information are provided pursuant to ASX Listing Rules 7.4, 7.1 and 13.11.

2. Resolution 1 – Ratification of Placement.

During June 2004, the Company intends placing up to 17,500,000 Shares and up to 17,500,000 attaching free July 2005 Options to investors pursuant to a Prospectus dated 25 May 2004. ("the Issue") The 17,500,000 Shares will be issued at an issue price of 6.2 cents each. The Options will be issued for no consideration but on exercise of an Option a subscription price of 7 cents each is payable.

The Issue expects to raise $1,085,000 if fully subscribed. The funds raised pursuant to the Issue will be used to help fund the exploration activities of the Company, in particular the drilling of the Lake Long Deep well in Louisiana, the Muggles-1 well offshore Carnarvon Basin, the Stokes Bay No 1 well, onshore Canning Basin, the Eagle No 2 well, California and further costs evaluating the results of recent drilling offshore China; and to improve the Company's working capital position. No allowance has been made for possible development costs that might follow the results of successful exploration.

The purpose of seeking shareholder approval for the Issue (which may or may not have already been made by the meeting date) is to ratify the Issue so as to reinstate the maximum limit under the Listing Rules on the number of Equity Securities that the Company may issue in any 12 month period without shareholder approval.

At the time of issuing this Notice of Meeting, it is expected that by the date of the meeting, the Shares and Options referred to in Resolution 1 will have been issued. However, it is possible that unanticipated factors may delay their issue until after the meeting. Accordingly, if the Shares and Options are not issued prior to the meeting date, the Company seeks in Resolution 1 authorisation for the post meeting issue of the Shares and Options referred to in Resolution 1 as an alternative to ratification of the Issue. If the Issue is not completed prior to the meeting, the shares and options will be issued within three months thereafter by progressive allotments.

The shares to be issued under the Issue will rank pari passu with the Company's existing shares on issue while the Options represent the same class as existing options on issue, namely 31 July 2005 options. The terms and conditions of the Options are shown in Schedule 1.

All directors recommend that shareholders vote in favour of resolution 1.

The intended allottees of the Shares and Options under the Issue will be existing shareholders in the Company to the extent they wish to participate and thereafter to clients of Hartleys Limited who are the Brokers to the Issue.

3. **Resolutions 2(a) and 2(b) - Approval of Participation of Directors in Placement**

Each of Michael John Evans and Warwick Robert Grigor are "related parties" for the purposes of Australian Stock Exchange Limited Listing Rule 10.11.1 by virtue of being directors of the Company.

Approval is sought in relation to those directors to enable them to participate in the overall Issue should they choose to do so. Any funds raised by virtue of the participation of the directors will be used for the same purpose as other funds raised by the Issue (i.e. as set out in the paragraph 2 above).

The free attaching Options referred to in Resolutions 2(a) and (b) will be issued on terms identical to the terms of those issued to other persons participating in the Issue (i.e. the terms set out in Schedule 1). The Shares and Options will be issued to Directors participating in the Issue within 7 days of the meeting, if approved.

4. GLOSSARY OF TERMS

In this Explanatory Memorandum the following expressions have the following meanings:

"ASIC" means the Australian Securities and Investments Commission.

"Associate" has the meaning given to it by Division 2 of Part 1.2 of the Corporations Act.

"ASX" means Australian Stock Exchange Limited.

"Business Day" has the meaning ascribed to that term in the Listing Rules.

"Equity Securities" means equity securities as defined in the Listing Rules.

"FAR" means First Australian Resources Limited **ACN 009 117 293**

"Directors" means the directors of FAR from time to time.

"Listing Rules" means the listing rules of ASX.

"Meeting" means the general meeting of shareholders of FAR convened by this Notice.

"Notice" or **"Notice of Meeting"** means the notice of general meeting which accompanies this Explanatory Memorandum.

"Option" means an option to subscribe for Shares with each option exercisable at 7 cents on or before 31 July 2005 and otherwise on the terms set out in Schedule 1 to this Explanatory Memorandum.

"Prospectus" means the prospectus issued by the Company dated 25 May 2004.

"Resolution" means a resolution referred to in the Notice of Meeting.

"Security" means a fully paid ordinary share in the capital of FAR.

"Share" means a fully paid ordinary share in the capital of FAR.

By order of the Board

Albert Brindal
Company Secretary

25 May 2004

SCHEDULE 1

TERMS AND CONDITIONS OF NEW OPTIONS

The terms and conditions of the Options referred to in this Explanatory Memorandum are as follows:

1. The options will expire on 31 July 2005 ("**Expiry Date**").

2. The exercise price of each option is 7 cents if exercised on or before 31 July 2005. ("**Exercise Price**").

3. Each option exercised will entitle the holder to one Share in the capital of the Company.

4. The options may be exercised at any time prior to the Expiry Date, in whole or in part, upon payment of the Exercise Price per option.

5. Exercise of the options is effected by completing the notice of exercise of options form and forwarding it to the Company, together with payment of the relevant Exercise Price.

6. All Shares issued upon exercise of the options will rank pari passu in all respects with the Company's then existing Shares.

7. There are no participating rights or entitlements inherent in the options and holders will not be entitled to participate in new issues of securities offered to Shareholders of the Company during the currency of the options. Subject to paragraph 8, an optionholder is required to exercise the options in order to participate in any new issue of securities offered to Shareholders by the Company for subscription on a pro rata basis. Optionholders will be provided written notice of the terms of the pro rata offer to Shareholders and afforded that period of time as required by the Listing Rules of ASX before the record date to determine entitlements to the offer to exercise their options.

8. If from time to time, on or prior to the Expiry Date the Company makes a bonus issue of securities to the holders of Shares in the Company (a "**Bonus Issue**"), then upon exercise of his or her options an optionholder will be entitled to have issued to him or her (in addition to the Shares which he or she is otherwise entitled to have issued to him or her upon such exercise) that number of securities which would have been issued to him or her under that bonus issue if the options had been exercised before the record date for the Bonus Issue.

9. In the event of any reconstruction (including consolidation, subdivision, reduction or return) of the issued capital of the Company, on or prior to the Expiry Date, the options will be reorganised in accordance with the Listing Rules of ASX.

10. Options are transferable, subject to the requirements of the Listing Rules of ASX concerning any options classified as restricted securities.

11. Shares allotted and issued pursuant to the exercise of an option will be allotted and issued not more than 14 days after the receipt of a properly executed notice of exercise of option and the application monies. The Company will apply for official quotation of Shares issued pursuant to the exercise of options, in accordance with the Listing Rules.

12. Application will be made for official quotation of the options on ASX.

2. Approval of Participation of Directors in Placement (cont)

> The Company will disregard any votes cast on the above resolution by:
>
> - any of Michael John Evans, or
> - an associate of that person
>
> However, the Company need not disregard a vote if:
>
> - it is cast by a person as proxy for a person who is entitled to vote in accordance with the directions on the proxy; or
> - it is cast by the person chairing the meeting as proxy for a person who is entitled to vote in accordance with a direction on the proxy form to vote as the proxy decides.

(b) "That, shareholders approve pursuant to Australian Stock Exchange Limited Listing Rule 10.11, and for all other purposes, the issue of up to 1,000,000 Shares ("**Shares**") at 6.2 cents per share and up to 1,000,000 attaching free Options expiring 31 July 2005 (**"Options"**) to **Warwick Robert Grigor** on the terms and conditions contained in the Explanatory Statement attached to this Notice of Meeting".

> The Company will disregard any votes cast on the above resolution by:
>
> - any of Warwick Robert Grigor, or
> - an associate of that person.
>
> However, the Company need not disregard a vote if:
>
> - it is cast by a person as proxy for a person who is entitled to vote in accordance with the directions on the proxy; or
> - it is cast by the person chairing the meeting as proxy for a person who is entitled to vote in accordance with a direction on the proxy form to vote as the proxy decides.

By order of the Board

Albert Brindal
Company Secretary

25 May 2004

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: admin@farnl.com.au Web: www.farnl.com.au

Explanatory Memorandum

This notice of General Meeting should be read in conjunction with the accompanying Explanatory Memorandum, which forms part of this Notice of General Meeting

Voting Entitlement

Pursuant to regulation 7.11.37 of the Corporations Regulations 2001, the Directors have determined that the shareholding of each shareholder for the purposes of ascertaining the voting entitlements for the General Meeting will be as it appears in the Share Register at 10.30 am (WST) on Monday 28 June 2004.

Proxies

A shareholder has the right to appoint a proxy, who need not be a member of the Company. If a shareholder is entitled to cast two or more votes they may appoint two proxies and may specify the proportion or number of votes each proxy is entitled to exercise. The Proxy Form must be deposited at the Company's Registered Office, Level 1, 87 Colin Street, West Perth, WA, or by facsimile to the Company on (08-9322-5116) or electronically to admin@farnl.com.au no later than 48 hours before the meeting.

REGISTERED OFFICE
LEVEL 1, 87 COLIN ST
WEST PERTH, WA 6005

ADDRESS ALL CORRESPONDENCE TO:
ADVANCED SHARE REGISTRY SERVICES
PO BOX 6283 EAST PERTH WA 6892

FIRST AUSTRALIAN RESOURCES LIMITED ABN 41 009 117 293

PROXY FORM

I/We

Being a Member/Members of First Australian Resources Limited (ABN 41 009 117 293) hereby appoint:

NAME OF PROXY

	OR The Chairman of the Meeting	X

If the proxy form is signed but no proxies are named it will be taken to mean that the Chairman of the Meeting is appointed as the Member's proxy to vote for the Member on the Member's behalf at the General Meeting of the Company to be held at Level 1, 87 Colin Street, West Perth, W.A. 6005 on Wednesday 30 June 2004, at 10.30am and at any meeting held subsequent and pursuant to an adjournment of that meeting.

If you wish to appoint two proxies state here the proportion or number of your voting rights each proxy is entitled to exercise

SIGNED

Individual or First Shareholder	**Shareholder 2**	**Shareholder 3**
Director/Company Secretary	Director	Sole Director/Company Secretary

DATED this ____________ **day of** ____________ **2004**

Executed under Common Seal
(if applicable)

If convenient please provide your telephone number in case we need to contact you

☎

INSTRUCTIONS TO PROXY – Please mark your preference with an X

ORDINARY BUSINESS	For	Against	Abstain
Item 1:			
Ratification or Approval of Placement of up to 17,500,000 Shares and up to 17,500,000 Options	☐	☐	☐
Item 2(a):			
Approval of Participation of M.J.Evans in Placement up to 600,000 Shares. and up to 600,000 Options	☐	☐	☐
Item 2(b):			
Approval of Participation of W.R.Grigor in Placement up to 1,000,000 Shares. and up to 1,000,000 Options.	☐	☐	☐

If you do not wish to direct your proxy how to vote please place a mark in the box below By marking the box , you acknowledge that the Chairman may exercise your proxy even if he has an interest in the outcome of the resolution and the votes cast by him other than as proxy will be disregarded because of that interest. **The Chairman intends to vote any undirected proxies in favour of the resolutions.**

☐

1. (a) A Member entitled to attend and vote is entitled to appoint a proxy to attend and vote on his or her behalf at the General Meeting.

   (b) A Member who is entitled to cast two or more votes may appoint not more than two proxies to attend and vote on his or her half. Where more than one proxy is appointed, each proxy should be appointed to represent a specific proportion of the Member's voting rights. If that Member appoints two proxies and the appointment does not specify the percentage of votes, each proxy may exercise half the vote.

   (c) If the instructions to proxy section of the form is not completed the proxy may vote or abstain as he or she thinks fit. If you wish to direct your proxy how to vote on any item, place a mark in the appropriatebox. If a mark is placed in a box, your total shareholding will be voted in that manner. You may, if you wish, split your voting direction by inserting the number of shares you wish to vote in the appropriate box. The direction will be invalid if a mark is made against more than one box for a particular item, or, if you have split your direction, if the total shareholding shown in "FOR", "AGAINST" and "ABSTAIN" boxes is more than your total shareholding on the share register. Each person who attends themeeting is entitled to one vote only on a show of hands. A person who holds proxies for more than one shareholder cannot vote on a show of hands if he or she holds proxies directing him or her to vote both for and against a resolution.

2. A proxy need not be a member of the Company.

3. Proxies will only be valid and accepted by the Company if they are signed and forwarded to either:
   - The Company's Share Registry – Advanced Share Registry, Level 7, 200 Adelaide Terrace, Perth, Western Australia 6000;
   - The facsimile number (08) 9322 5116 or
   - The registered office of the Company at the address on the face of this Proxy Form,

   not later than 10.30am on 28 June 2004, which is 48 hours before the meeting.

4. The Proxy Form may also be lodged electronically not later than 10.30am on 28 June 2004, which is 48 hours before the appointed time for the holding of the General Meeting at First Australian Resources Ltd email admin@faml.com.au. If you lodge your proxy Form electronically it is not necessary to also return a paper copy to the Company's registered office.. Attorneys are unable to lodge the Proxy Form electronically.

5. The Member or his Attorney must sign a Proxy Form and in the case of joint Members, any joint Members may sign the Proxy Form. If the Member is a company, two Directors or a Director and the Company Secretary must sign. If a company is a proprietary company that has a sole Director who is also the sole Company Secretary, that Director may sign.

   If the Proxy Form is signed by an Attorney of the Member, the authority under which the Proxy Form was signed or a certified copy of the authority must be provided to the Company not less than 48 hours before the appointed time for the holding of the General Meeting.

6. If a representative of a company Member is to attend the meeting the appropriate "Certificate of Appointment of Representative" should be produced prior to admission. A form of this Certificate may be obtained from the Company's Share Registry.

Please return this proxy form to the Company as soonas possible, but in any event no later than 10.30am on 28 June 2004.